WEBSAFETY, INC.
1 Hampshire Court
Newport Beach, California 92660

April 28, 2010

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Subject: File number 333-140378
Date: April 19, 2010

Dear Sir or Madam,

In response to your letter dated April 19, 2010 concerning our Form 10-Q for the period ended September 30, 2009, the following contains our responses to the comments in the order they were presented.

1.	SEC Comment # 1

We note your response to our prior comment number two but continue to have concern that your long-lived assets, including your investment in the WebSafety Technology may be impaired.  In light of the passage of time since acquiring the WebSafety Technology asset on July 2, 2009, your continued net losses, negative operating cash flows, and lack of material revenue generating activities through the end of 2009, we believe an updated impairment analysis with respect to this asset is warranted at March 31, 2010 pursuant to the guidance in paragraph 21 of ASC 360-10-35.  Supplementally advise us of the methodology used for evaluating the potential impairment of this long-lived asset at the date of your most recent impairment analysis.  As part of your response, please tell us the methods and significant assumptions that were used in your most recent impairment analysis with respect to this asset.  Your response should also indicate the timeframe within which you are expected to generate cash flows and a detailed description of events that need to occur for cash flows to begin.  In addition, you should provide us with any projected increases in revenue and expenses expected in future periods along with your basis or rationale for these assumptions.  Assuming a satisfactory response, your disclosure in future filings should also be significantly expanded to describe this information in detail and to include a statement that to the extent actual results do not match projections and expectations, that an impairment charge might be necessary.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2010

Response to SEC Comment # 1

In accordance with ASC 360-10-35 a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a. A significant decrease in the market price of a long-lived asset
b. A significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition
c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator
d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset
e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset
f. A current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Management conducted an impairment analysis which reviewed the carrying value of capitalized software development costs and impairments against the expected future undiscounted operating cash flows derived from the capitalized software to determine if the cash flows were less than its carrying value of the asset.

Management based its analysis over a 3-year time-fame which is equal to the estimated life of the WebSafety Technology asset.  The analysis was conducted based on the following assumptions:

•	The Company came out of development state in October 2009 with a fully-marketable product.

•
Sales in the year-ended 2009 were approximately $33,000.  Given the fact that this was our first quarter as an operating company, management expected sales to be relatively small and gradually increase as the Company continued to roll-out its marketing plan.

•
Our gross revenue assumptions were based on the projected number of subscribers which was based on inputs received from our direct sales force.  Revenues are based on our established pricing model times the projected number of subscribers.

•	Gross margin is determined primarily by established commission rates for direct sales along with the amortization of the WebSafety Technology asset.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2010

Based on our analysis as described above, we expect future undiscounted operating cash flows derived from the WebSafety Technology asset  to exceed the carrying value of the asset as of December 31, 2009 and therefore concluded that no impairment was necessary.

Due to similar operating results between December 31, 2009 and March 31, 2010, Management deemed an impairment analysis necessary in accordance with ASC 360-10-35.

·
Gross sales for the quarter ended March 31, 2010 were approximately $58,000.  The Company recognizes certain product revenue equally over a 12 month period.  Consequently, approximately $10,000 of revenue was deferred.  Net sales in the quarter-ended March 31, 2010 were approximately $47,778.  Given the fact that this was our second quarter as an operating company, management expected sales to be relatively small and gradually increase as the Company continued to roll-out its marketing plan.   Sales increased by 39% in the first quarter of 2010, compared to the year-ended 2009.   This percent increase was comparable to Management’s expectations.

•
Our gross revenue assumptions were based on the projected number of subscribers which was based on inputs received from our direct sales force.  Revenues are based on our established pricing models multiplies times the projected number of subscribers.

•	Gross margin is determined primarily by established commission rates for direct sales along with the amortization of the WebSafety Technology asset.

Based on our analysis as described above, we expect future undiscounted operating cash flows derived from the WebSafety Technology asset  to exceed the carrying value of the asset as of March 31, 2010 and therefore concluded that no impairment was necessary.

2.	SEC Comment #2

We note from the Company’s response to our prior comment number 6 that the Company issued 428,000 shares of common stock to non-employee consultants on December 31, 2009 that were issued at fair market value of the services rendered.  Please explain why this stock based compensation transaction has not been reflected in the Company’s statement of changes of stockholder’s equity (deficit for 2009 or in the notes to the Company’s audited financial statements for 2009 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009

Response to SEC Comment #2

The Company’s accounting policy for issuance of common and preferred stock is to have the board of directors approve the issuance of said stock in a board resolution.  On occasion, there may be a timing delay between that time the funds are actually received (services rendered) and the approval of the board resolution to issue these shares.  In regards to your Comment #2, the services related to the issuance of 428,000 shares of common stock were performed in the forth quarter of 2009.  The board resolution to issue these shares was approved in January of 2010.  Consequently, Management recorded consulting expense in 2009 when the services were performed along with an equal liability to issue shares.  In January of 2010, the liability was reversed and a corresponding entry was made to stockholder’s equity to reflect the issuance of common shares.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2010

In connection with the Company’s responses to the SEC comments the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Rowland W. Day II
Rowland W. Day II
Chief Executive Officer